LETTER AGREEMENT

This Letter Agreement ("**Agreement**") is entered on June 11th 2022, by and between Blue Sky Resources Ltd. ("**BSR**"), a Canadian company with corporate office at Penn West Plaza – West Tower, Suite 800, 215 – 9th Avenue SW, Calgary, AB, T2P 1K3, Canada, and Petrolia Energy Corporation ("**Petrolia**"), an American company with corporate office at 710 N. Post Oak Rd., Suite 400, Houston, Texas, 77024, United States of America. BSR and Petrolia may sometimes be referred to together as "**Parties**", and individually as "**Party**".

RECITALS

I. WHEREAS Petrolia Canada Corporation ("**PCC**") is a wholly owned subsidiary of Petrolia;

II. WHEREAS PCC owns a 50% Working Interest ("**WI**") in the Utikuma Lake Oil Field in Alberta, Canada (the "**Asset**");

III. WHEREAS BSR seeks to purchase PCC's 50% WI in the Asset; and

IV. WHEREAS PCC seeks to sell its 50% WI in the Asset to BSR.

NOW THEREFORE, in consideration of the foregoing recitals, and other good and valuable consideration, the Parties enter into this Agreement on the terms and conditions as set forth below:

1. **Purchase Price:** BSR shall purchase PCC's 50% WI in the Asset for a Purchase Price of $6 Million ("**Purchase Price**"), subject to the following:
   - **a.** BSR shall deposit $600,000 in an escrow account with Petrolia's Canadian lawyers ("**Escrow Deposit**") upon execution of this Agreement. The Escrow Deposit shall be released as following:
     - **i.** Should Closing not occur due to the fault of BSR, then the Escrow Deposit shall be released to PCC as liquidated damages.
     - **ii.** Should Closing not occur due to the fault of PCC, then the Escrow Deposit shall be returned to BSR.
     - **iii.** Should the Closing occur then the Escrow Deposit shall be released to PCC as part of the Purchase Price and the remaining $5,400,000 is to be paid, after deduction of certain debts as defined *in se*ction 1b.
   - **b.** Deductions:
     - i. USD$2,051,152 plus interest of USD$~~169,228~~ $141,964 to BSR (repayment of the former loan of Emmett Lescroart by PCC)
     - ii. USD$ 874,000 to Rinehart in order to have Rinehart release its security against the Assets.
     - iii. After the above payments and release of the related security, there shall be no encumbrances against PCC's WI in the Assets , including specifically

PCC's claim that it is entitled to the return of its contribution to the amount paid by BSR to the AER to obtain the AER's approval of BSR as an Operator.

2. **Effective Date:** The Effective Date of the transaction shall be June 1st, 2022.

3. **Pre-closing Settlement:**
   a. Pre-closing Settlement ("**PCS**") date shall be 10 days after the audit currently being conducted by Integrity Audit (the "**Auditor**") is completed. The scope of the Auditor's work shall be to reconcile all operating accounts from the date of the purchase of PCC's share in the XXXXXX Utikuma properties, and to determine any funds owing to PCC by BSR, or to BSR by PCC.
   b. 5 days before the PCS date, BSR shall provide a statement ("**Statement**") of accounts due to PCC (or due from PCC). Should PCC disagree with the Statement, then the Parties shall retain an arbitrator ("**Arbitrator**"), mutually chosen, to review the Statement and all associated documents, and to render Arbitrator's decision. Both Parties shall be bound by the decision of the Arbitrator and remit the balance owing (either BSR to PCC or PCC to BSR), within 15 days of the Arbitrator's decision.

4. **Closing:** The closing ("**Closing**") of the purchase and sale transaction covered by this Agreement shall occur 5 days after the PCS Statement has been agreed to between the parties.

5. **Currency:** All monetary terms are in Canadian Dollars unless noted as United States Dollars (USD).

6. **Confidentiality:** The terms of this Agreement must be held confidential by the Parties and shall not be divulged in any way to any third party by any one Party without the prior written approval of the other Party.

7. **Choice of Law:** This Agreement shall be governed by and construed in accordance with the laws of Alberta, Canada.

8. **Amendments:** The Agreement may be amended only by mutual written consent between the Parties.

9. **Relationship of the Parties**: This Agreement is strictly a purchase and sale agreement between the Parties. Nothing in this Agreement is intended to or shall be deemed in any manner to establish any partnership or joint venture between the Parties, constitute either Party as the agent of the other Party, nor authorize either of the Parties to make or enter into any commitments for or on behalf of the other Party.

10. **Employees**: There will be no employees that transfer over to BSR from Petrolia and no severance will be due by BSR.

11. **Severability**: If any provision is or becomes illegal, invalid, or unenforceable in any jurisdiction, this will not affect the legality, validity, or enforceability of such provision in any other jurisdiction or the validity of the remainder of this Agreement.

12. **Assignment:** Neither party shall, transfer or assign this Agreement (or any part thereof) without the prior written consent of the other party, which consent shall not be unreasonably delayed, denied, or conditioned.

13. **Notice**: Formal notice under this Agreement by a party shall be deemed effective and provided when transmitted by written notice sent via certified mail, first class mail with return receipt requested, hand delivery, e-mail, fax, or overnight courier and delivered to the other party.

14. **No Third-Party Benefit:** This Agreement is made solely for the benefit of the Parties hereto, and their assigns, and no other third party shall acquire any claim against either of the parties, as a result of this Agreement.

15. **Non-Waiver:** The failure of either party to enforce its rights under any provision hereof shall not be deemed a waiver of such rights for purposes of future enforcement.

16. **Further Assurances:** Each party shall duly execute and deliver, or cause to be executed and delivered, such further instruments and do and cause to be done such further acts and things as may be necessary or as the other party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm such other party its rights and remedies under this Agreement.

17. **Counterparts**: This Agreement may be executed in counterparts, but all counterparts shall constitute but one and the same document. Electronic or facsimile signatures on this Agreement shall be accepted and deemed valid for all purposes as if an original with signed signature(s).

IN WITNESS WHEREOF, the duly authorized representatives of the Parties have caused this Agreement to be executed as of the Effective Date; however, the terms of this Agreement will automatically expire at 5pm CST June 13th 2022, if not accepted and signed by the Parties prior to that time and date.

Blue Sky Resources Ltd.

By:____________________

Name: Ilyas Chaudhary
Title: President and CEO

Petrolia Energy Corporation

By: X James Edward Burns

Name: James Burns
Title: Chairman